Filed by South Plains Financial, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: South Plains Financial, Inc.
SEC File No.: 001-38895
Date: December 1, 2025

 WELCOME  city.bank | 800 OUR BANK  ©2025 City Bank. All rights reserved. Member FDIC.  Filed by South Plains Financial, Inc. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12  under the Securities Exchange Act of 1934  Subject Company: South Plains Financial, Inc.  SEC File No.: 001-38895  Date: December 1, 2025

 Welcome to the City Bank family!  It is my distinct honor and privilege to welcome you to City Bank.  We could not be more excited to have you join us as we embark on this new venture. This partnership represents an extraordinary opportunity to combine our collective strengths, expand our capabilities, and position us for even greater success.  As we move forward together, you can expect to receive additional information about our culture, values, and benefits in the coming days. On the following pages, you will find resources to help answer questions you and your customers might have throughout this transition. Please know that we will be by your side every step of the way, working to keep  you and your customers as informed as possible.  We recognize that you are our greatest asset, and we have every confidence that you will play an important role in helping us reach our goals. Everything we accomplish is made possible by exceptional employees who strive for excellence and are committed to delivering outstanding service to our customers.  This partnership is a wonderful cultural fit, and I am truly excited about what we will accomplish together. United by our shared commitment to excellence, we look forward to the opportunities and successes ahead.  Sincerely,  Cory T. Newsom President & CEO  December 1, 2025

 FAQ  What is happening?  Effective December 1, 2025, South Plains Financial, Inc. (SPFI, the parent company of City Bank) entered into a merger agreement with BOH Holdings, Inc. (“BOH”). The proposed transaction is expected to be completed in April 2026, with data migration scheduled for May 8, 2026, pending the receipt of all required regulatory approvals and the approval of BOH’s shareholders.  Who is South Plains Financial, Inc.?  South Plains Financial, Inc. (NASDAQ: SPFI) is the parent company of City Bank, a Texas-based community bank recognized for its corporate culture, innovation, and distinctive banking solutions. City Bank has locations across Texas and New Mexico. South Plains Financial, Inc. is headquartered in Lubbock, Texas. Find out more at our website www.spfi.bank.  What will be the name of the combined bank after the merger?  City Bank  How does this affect customer accounts, products, and related services?  In regard to your accounts and all of your present bank services, it’s business as usual. All associated numbers, names, structures, types, routing numbers, debit cards, PIN numbers, ATM and branch access, etc., will remain the same until notified otherwise. We won’t make any changes before May 2026. You will be notified in ample time, and clear instructions will be provided then.  What about account statements or end-of-year tax statements?  Until the data migration occurs on May 8, 2026, all correspondence regarding your current accounts will continue to come from Bank of Houston.  Is my local Bank of Houston branch closing?  No. All branches are remaining open. We also don’t anticipate any changes to hours of operation, so please continue to contact them or stop by at your convenience. Branches will transition to City Bank branding in May 2026.  Do I have access to my money, and is it insured by the FDIC?  Yes. You still have the same access to your funds as you always have, either online or at your local branch. FDIC deposit insurance limits still apply for each account ownership type.  Should I expect someone to call or email me to verify my deposit account information?  No. No one from City Bank will ever call or email to ask for your personal, confidential account information. If you call us, however, we may ask you for information to verify your identity.  get to know  our culture  We come to work each day with a purpose that guides  all our interactions. And, we truly value our core values - Faith, Family, Fun.  Purpose: To use the power of relationships to help people succeed and live better  Mission: We will build lasting relationships by delivering financial solutions with unrivaled customer service…one customer at a time.  Vision: Our greatest achievement is when we help our stakeholders succeed – resulting in growth, profitability, and longevity for all.  We believe.  We do the right thing. We serve.  We care.  We respect. We support.  We’re enthusiastic. We win.  We celebrate.  faith  family  fun

ABOUT US

OUR HISTORY

In 1941, in a small West Texas town, five men founded the First State Bank of Morton. From the beginning, the bank was focused on meeting the needs of the local community through banking services and community involvement.

- 1962 – Bank purchased by local businessmen and farmers
- 1993 – First State Bank of Morton buys City Bank
- 1995-2015 – Locations added across Texas and eastern New Mexico
- 2019 – City Bank stock publicly trades on the NASDAQ as South Plains Financial Inc.
- 2019 – City Bank acquires West Texas State Bank to expand into the Permian Basin

OUR COMMUNITIES

Born in Morton, Texas, and raised on the South Plains, City Bank proudly serves the great state of Texas and communities in Eastern New Mexico. South Plains Financial Incorporated, the holding company for City Bank, is headquartered in Lubbock, Texas, and has more than $4 billion in assets. We operate 24 branch locations and seven mortgage locations throughout Texas and New Mexico. Additional banking services include mortgage lending, trust, insurance, investments, indirect lending, and private banking. South Plains Financial, Inc. is publicly traded on the Nasdaq under the symbol SPFI.

OUR MARKETS



Abilene
Arlington
Austin
Lubbock
College Station
Dallas
El Paso
Forney
Houston
Idalou
Levelland
Morton
Plano
Ruidoso
Southlake

COMMUNITY INVOLVEMENT

Giving back to our communities is at the heart of who we are and has been since the very beginning. Our founders understood that thriving communities don't happen by accident. They are built through meaningful investment and a commitment to lifting others up. That belief continues to guide us today.

We take pride in serving our communities not only through financial support but also through the time and care we personally contribute. Each week, our team delivers Meals on Wheels to seniors in need. We also volunteer regularly at local food banks, support our neighborhood schools, and partner with organizations that focus on delivering essential services to those who need them most. Together, these efforts reflect our ongoing commitment to making a positive and lasting impact where we live and work.

Our dedication extends beyond volunteerism. Through our Community Rewards program, we provide monetary contributions to nonprofit organizations during the holiday season. Since its launch in 2008, the program has given more than $1.3 million to 264 charitable organizations in the South Plains, Permian Basin, and El Paso regions.






LEAST BROTHERS OF
YOU DID FOR ME

BENEFITS  PERSONAL  Checking  Reward Checking  Simple Checking  Interest Checking  Money Market  HSA  Savings  Lending  Services  Regular Savings •  CDs •  IRAs •  •  Construction Loans Auto Loans Personal Loans Home Improvement  Digital Banking  Security  Credit Cards  business  WEALTH MANAGEMENT  MORTGAGE  Private Banking  Investments  Trust Services  Purchase  FHA  VA  Second Homes  Home Equity Refinance  Construction  Checking  Savings  Lending  Commercial Checking  Small Business Checking  Interest Checking  Money Market  HSA  Commercial Checking  Small Business Checking  Interest Checking  Money Market  HSA  Commercial Loans  Lines of Credit  Expansion Loans  Commercial Real Estate  Equipment Loans  PRODUCTS & SERVICES  ©2025 City Bank. Member FDIC City Bank is an Equal Opportunity/Affirmative Action Employer: Minorities/Women/Veterans/Disabled.  FULL-TIME BENEFITS  PART-TIME BENEFITS  Health Insurance (PPO or HSA)  Group Life & Accidental Death Insurance  Long-Term Disability Insurance  MD Live  401k Retirement Plan  Wellness Program  Education Incentive  PTO  Floating Holiday  Marriage Leave  Birth of Child Leave  Bereavement Leave  Travel Insurance & Emergency Assistance  Identity Theft Plan Access  Year-end Discretionary Bonus   Cafeteria Plan (Tax savings for unreimbursed medical expenses for you and/or your dependents, dependent childcare and eligible insurance deductions)  Optional Insurance Coverage for:  Dental  Vision  Accidents  Intensive Care  Cancer  When it comes to benefits and perks, City Bank has everything you’d want—and need. Beyond the standard benefits like health and retirement, we also offer so much more. Our benefits package is partof who we are and it is designed to take care of the whole you and keep you healthy physically, emotionally, financially and socially.  401k Plan  Wellness Program  Education Incentive  Floating Holiday  Paid Time Off  wellness program  City Bank has an aggressive and proactive wellness program designed to be fun and motivating. We offer an incentivized awards program, pay-for-weight-loss program, partial health club reimbursement, on-site annual health screenings and flu shots, and other special events and programs throughout  the year.  cx/referral program  CX Referral Rewards is an employee referral program that awards quarterly payouts for qualified leads via a user-friendly, web-based platform. City Bank Referral Rewards are awarded to eligible team members for the referral of specific products and services resulting in a sale.  H.O.P.E. FUND  (Helping Our People in Emergencies)  The City Bank family has always taken pride in helping others. The H.O.P.E. Fund is a confidential, employer-matched employee assistance program funded by voluntary contributions from the City Bank family.  Sometimes we need a little help during physically, emotionally, financially or spiritually challenging times. The H.O.P.E. Fund is there to help.

 Cautionary Statement Regarding Forward-Looking Statements  This communication contains, and future oral and written statements of South Plains Financial, Inc. (“South Plains,” “SPFI,” or the “Company”) and City Bank (“City Bank” or the “Bank”) may contain, forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are subject to risks and uncertainties and are made pursuant to the safe harbor provisions of Section 27A of the Securities Act.  These forward-looking statements reflect South Plains’ current views with respect to future events and South Plains’ financial performance. Any statements about South Plains’ expectations, beliefs, plans, predictions, forecasts, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. These statements are often, but not always, made through the use of words or phrases such as “anticipate,” “believes,” “can,” “could,” “may,” “predicts,” “potential,” “should,” “will,” “estimate,” “plans,” “projects,” “continuing,” “ongoing,” “expects,” “intends” and similar words or phrases. South Plains cautions that the  forward-looking statements in this presentation are based largely on South Plains’ current expectations, estimates, forecasts and projections and management assumptions about the future performance of each of South Plains, BOH Holdings, Inc. (“BOH”) and the combined company, as well as the businesses and markets in which they do and are expected to operate. Forward-looking statements include, but are not limited to: (i) projections and estimates of revenues, expenses, income or loss, earnings or loss per share, and other financial items, (ii) statements of plans, objectives and expectations of South Plains or its management, (iii) statements of future economic performance, and (iv) statements of assumptions underlying such statements. Forward-looking statements should not be relied on because they involve known and unknown risks, uncertainties, assumptions and other factors, that are difficult to assess and are subject to change based on factors which are, in many instances, beyond the control of South Plains and City Bank. These risks, uncertainties and other factors may cause the actual results, performance,  and achievements of South Plains and City Bank to be materially different from the anticipated future results, performance or achievements expressed in, or implied by, the forward-looking statements. Factors that could cause such differences include, but are not limited to, the expected impact of the proposed transaction between South Plains and BOH and on the combined entities’ operations, financial condition, and financial results; the businesses of South Plains and BOH may not be combined successfully, or such combination may take longer to accomplish than expected; the cost savings from the proposed transaction may not be fully realized or may take longer to realize than expected; operating costs, customer loss and business disruption following the proposed transaction, including adverse effects on relationships with employees, may be greater than expected; regulatory approvals of the proposed transaction may not be obtained, or adverse conditions may be imposed in connection with regulatory approvals of the proposed transaction; the BOH shareholders may not approve the proposed transaction; the impact on South Plains and BOH, and their respective customers, of a decline in  general economic conditions that would adversely affect credit quality and loan originations, and any regulatory responses thereto; slower economic growth rates or potential recession in the United States and South Plains’ and BOH’s market areas; the impacts related to or resulting from uncertainty in the banking industry as a whole; increased competition for deposits in our market areas among traditional and nontraditional financial services companies, and related changes in deposit customer behavior; the impact of changes in market interest rates, whether due to a continuation of the elevated interest rate environment or further reductions in interest rates and a resulting decline in net interest income; the lingering inflationary pressures, and the risk of the resurgence of  elevated levels of inflation, in the United States and South Plains’ and BOH’s market areas; the uncertain impacts of ongoing quantitative tightening and current and future monetary policies of the Board of Governors of the Federal Reserve System; changes in unemployment rates in the United States and South Plains’ and BOH’s market areas; adverse changes in customer spending, borrowing and savings habits; declines in commercial real estate values  and prices; a deterioration of the credit rating for U.S. long-term sovereign debt or the impact of uncertain or changing political conditions, including federal government shutdowns and uncertainty regarding United States fiscal debt, deficit and budget matters; cyber incidents or other failures, disruptions or breaches of our operational or security systems or infrastructure, or those of our third-party vendors or other service providers, including as a result of cyber-attacks; severe weather, natural disasters, acts of war or terrorism, geopolitical instability or other external events, including as a result of the policies of the current U.S. presidential administration or Congress; the impacts of tariffs, sanctions, and other trade policies of the United States and its global trading counterparts and the resulting impact on South Plains and its customers; competition and market expansion opportunities; changes in non-interest expenditures or in the anticipated benefits of such expenditures; the risks related to the development, implementation, use and management of emerging technologies, including artificial intelligence and machine learnings; potential costs related to the impacts of climate change; current or future litigation, regulatory examinations or other legal and/or regulatory actions; and changes in applicable laws and regulations. Actual results, performance or achievements could differ materially from those contemplated, expressed, or implied by the forward-looking statements due to additional risks and uncertainties of which South Plains is not currently  aware or which it does not currently view as, but in the future may become, material to its business or operating results. Due to these and other possible uncertainties and risks, South Plains can give no assurance that the results contemplated in the forward-looking statements will be realized and readers are cautioned not to place undue reliance on the forward- looking statements contained in this presentation. Additional information regarding these factors and uncertainties to which South Plains’ business and future financial performance are subject is contained in South Plains’ most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q on file with the U.S. Securities and Exchange Commission (the “SEC”), including the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of such documents, and other documents South Plains files or furnishes with the SEC from time to time. Further, any forward-looking statement speaks  only as of the date on which it is made and South Plains undertakes no obligation to update or revise any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events, except as required by applicable law. All forward-looking statements, express or implied, herein are qualified in their entirety by this cautionary statement.  Additional Information and Where to Find It  This communication is being made with respect to the proposed transaction involving South Plains and BOH. This material is not a solicitation of any vote or approval of the BOH shareholders and is not a substitute for the proxy statement/prospectus or any other documents that South Plains and BOH may send to their respective  shareholders in connection with the proposed transaction. This communication does not constitute an offer to sell  or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.  In connection with the proposed transaction involving South Plains and BOH, South Plains will file with the SEC a Registration Statement on Form S-4 (the “Registration Statement”) that will include a proxy statement for a special meeting of BOH’s shareholders to approve the proposed transaction and that will also constitute a prospectus  for the shares of SPFI common stock that will be issued in the proposed transaction, as well as other relevant documents concerning the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC AND ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. When final, BOH  will mail the proxy statement/prospectus to its shareholders. Shareholders are also urged to carefully review and consider South Plains’ public filings with the SEC, including, but not limited to, its proxy statements, its Annual Reports on Form 10-K, its Quarterly Reports on Form 10-Q, and its Current Reports on Form 8-K. Copies of the Registration Statement and proxy statement/prospectus and other filings incorporated by reference therein, as well as other filings containing information about South Plains, may be obtained, free of charge, as they become available at the SEC’s website at www.sec.gov. You will also be able to obtain these documents, when they are filed, free of charge, from South Plains at www.spfi.bank. Copies of the proxy statement/prospectus can also be obtained, when it becomes available, free of charge, by directing a request to South Plains Financial, Inc., 5219 City Bank Parkway, Lubbock, Texas 79408, Attention: Corporate Secretary, Telephone: 800-687-2265.  Participants in the Solicitation  South Plains, BOH and certain of their respective directors, executive officers and employees may, under the SEC’s rules, be deemed to be participants in the solicitation of proxies of BOH’s shareholders in connection with the proposed transaction. Information about South Plains’ directors and executive officers is available in its definitive proxy statement relating to its 2025 annual meeting of shareholders, which was filed with the SEC on April 9, 2025, and its Annual Report on Form 10-K for the year ended December 31, 2024, which was filed with the SEC on March 7, 2025, and other documents filed by South Plains with the SEC. Other information regarding the persons who may, under the SEC’s rules, be deemed to be participants in the solicitation of proxies of BOH’s shareholders in connection with the proposed transaction, and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus regarding the proposed transaction and other relevant materials to be filed with the SEC when they become available. Free copies of these documents may  be obtained as described in the preceding paragraph. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.